Exhibit 3.2

 Amendment to By-laws of Sabre Industrial, Inc.

Amendment No. 1
Effective Date: September 30, 2010 by board resolution

Article VII of the Corporation’s by-laws shall be amended to be the following:

ARTICLE VII

FISCAL YEAR

The fiscal year end of the Corporation shall be December 31.